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Exhibit 99.3

NORTH AMERICAN PALLADIUM LTD.	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

  Form of Proxy — Annual and Special Meeting to be held on May 22, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please strike out the names printed and insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.
This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., Eastern Time, on May 20, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the toll free number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investervote.com	• You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com click "Enroll for e-delivery" under the Shareholder Services menu.

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

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Appointment of Proxyholder

The undersigned shareholder(s) of North American Palladium Ltd. hereby appoint(s) Mr. André J. Douchane, the Chairman of the Board of Directors of the Corporation, or failing him Mr. James D. Excell, President and Chief Excecutive Officer,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein and strike out the names of the Management Nominees.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of the Shareholders of the Corporation ("the Meeting") to be held on May 22, 2008, and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.    Election of Directors

		For	Withhold			For	Withhold			For	Withhold
1. Steven R. Berlin	➢	☐	☐	2. C. David A. Comba	➢	☐	☐	3. André J. Douchane	➢	☐	☐
4. Robert J. Quinn	➢	☐	☐	5. Gregory J. Van Staveren	➢	☐	☐	6. Willim J. Weymark	➢	☐	☐
2. Appointment of Auditors										For	Withhold

Appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and authorizing the directors to fix their remuneration.									➢	☐	☐
										For	Against

3. Special Resolution — Special resolution authorizing, subject to regulatory approval, amendments to the stock option plan to set out those changes that require shareholder approval and to provide for the automatic extension of options that would expire during a blackout period; the full text of which resolution is set out in Schedule B to the accompanying Management Information Circular.									➢	☐	☐
										For	Against

4. Special Resolution — Special resolution authorizing, subject to regulatory approval, an increase in the number of shares available for issuance under the stock option plan by 3,000,000; the full text of which resolution is set out in Schedule C to the accompanying Management Information Circular.									➢	☐	☐
										For	Against

5. Special Resolution — Special resolution ratifying a new general by-law of the Corporation to allow shareholders to hold securities of the Corporation in non-certificated form; the full text of which resolution is set out in Schedule D to the accompanying Management Information Circular.									➢	☐	☐

Authorized Signature(s) — This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements — Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.	☐	Annual Report — Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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Proxies submitted must be received by 5:00 p.m., Eastern Time, on May 20, 2008.